SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 11-K



[ X ] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[   ]   Transition Report Pursuant To Section 15(d) Of  The Securities
        Exchange Act of 1934

              For the transition period from ________ to _________


                            Commission File # 0-16093


                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:


                               CONMED CORPORATION
                             Retirement Savings Plan


                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:


                               CONMED CORPORATION
                                 525 French Road
                              Utica, New York 13502

                                   SIGNATURES



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               CONMED CORPORATION
                                               Retirement Savings Plan





                                               By: Robert D. Shallish, Jr.
                                                   ----------------------------
                                                   Robert D. Shallish, Jr.
                                                   Vice President - Finance
                                                   CONMED Corporation

Date:  June 21, 2002

                               CONMED Corporation
                             Retirement Savings Plan


                                      Index



                                                                           Page

Report of Independent Accountants ......................................     1

Financial Statements:

   Statements of Net Assets Available for
      Benefits at December 31, 2001 and 2000 ...........................     2

   Statements of Changes in Net Assets Available for
      Benefits for the Year Ended December 31, 2001 and 2000 ...........     3

   Notes to Financial Statements .......................................    4-8

Supplemental Schedule: *

   Schedule of Assets Held for Investment Purposes
      (Schedule H, Part IV, Item (i))at December 31, 2001 ..............    9-25

Consent of Independent Accountants......................................     26




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of CONMED Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Syracuse, New York
May 17, 2002

CONMED Corporation
Retirement Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

--------------------------------------------------------------------------------

Assets                                         2001                  2000
                                               ----                  ----
Investments, at fair value
   Mutual Funds                           $ 35,847,929           $ 40,874,660
   Common Collective Trust                  10,543,240              9,538,643
   Common Stock                              6,478,797              5,868,819
   Money Market Funds                        4,462,964              4,296,200
   Participant Loans                         1,774,881              1,565,365
                                          ------------           ------------
                                            59,107,811             62,143,687
Receivables:
   Employer contributions                           --                  4,063
   Accrued interest and dividends               59,775                 51,823
                                          ------------           ------------
      Total assets                          59,167,586             62,199,573
                                          ------------           ------------
      Net Assets Available for Benefits   $ 59,167,586           $ 62,199,573
                                          ============           ============




    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------



                                                       2001               2000
Additions to net assets attributed to:
   Investment income:
      Interest and dividends                       $  1,749,025       $  5,071,528
      Net (depreciation) appreciation in fair
     value of investments                            (8,775,315)       (12,297,391)
   Contributions:
      Participants                                    5,668,100          6,156,112
      Employer                                        1,730,330          2,400,629
                                                   ------------       ------------

      Total additions                                   372,140          1,330,878
                                                   ------------       ------------
Deductions from net assets attributed to:
   Distributions to participants                      3,404,127         11,976,982
                                                   ------------       ------------

      Total deductions                                3,404,127         11,976,982
                                                   ------------       ------------

      Net (decrease) increase                        (3,031,987)       (10,646,104)

Net assets at beginning of year                      62,199,573         72,845,677
                                                   ------------       ------------

      Net Assets at End of Year                    $ 59,167,586       $ 62,199,573
                                                   ============       ============


    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


1.   Establishment and Description of Plan

     Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all full-time employees of the Company and its subsidiaries who meet the applicable age and service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     Administration of the Plan

     The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

     Contributions

     A participant could contribute up to 16 percent of his or her annual compensation, as defined, up to a maximum of $10,500 per year on a pretax basis for 2001 and 2000. The Company matches 50 percent of each participant's contribution of up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants' non-vested accounts reduce employer contributions.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes vested in the remainder of his or her account upon the completion of five years of service.

     Investment Options

     A participant may direct contributions (in five percent increments) to any of twelve investment options, as described by the plan administrator:

     CONMED Stock Fund - Funds are primarily invested in the common stock of the Company.

     FAM Value Fund - Funds are primarily invested in the Fenimore Asset Management Fund.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


1. Establishment and Description of Plan (Continued)

   Investment Options (Continued)

     Equity Income Fund - Invests in the Fidelity Equity Income Fund. This mutual fund seeks reasonable income by investing at least 65% of its total assets in income-producing equity.

     Investment Grade Bond Fund - Invests in the Fidelity Investment Grade Bond Fund. This mutual fund seeks a high level of current income by investing in
     U. S. dollar denominated investment-grade bonds.

     Low-Priced Stock Fund - Invests in the Fidelity Low-Priced Stock Fund. This mutual fund seeks capital appreciation by investing mainly in low-priced common stocks ($35 or less at the time of purchase).

     Retirement  Money Market Fund - Invests in the Fidelity Money Market Trust:
     Retirement Money Market Portfolio. This mutual fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities.

     Managed Income Portfolio Fund - This common collective trust fund invests in the Fidelity Managed Income Portfolio. The portfolio seeks preservation of capital and a competitive level of income over time by investing in short and long-term investment contracts issued by insurance companies.

     U.S. Equity Index Fund - Invests in the Spartan U.S. Equity Index Fund. This mutual fund seeks a total return which corresponds to that of the Standard & Poor's 500 Index by attempting to duplicate the composition and total return of the S&P 500.

     Puritan Fund - Invests in the Fidelity Puritan Fund. The Fund seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities.

     Aggressive Growth Fund - Invests in the Fidelity Aggressive Growth Fund. The Fund seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth.

     Diversified International Fund - Invests in the Fidelity Diversified International Fund. This Fund seeks capital growth by normally investing at least 65% of total assets in foreign securities.

     Brokerage Link Accounts - Invests in individual common stocks, bonds or mutual funds as directed by individual participants.



Loans

A participant may obtain a loan between $500 and $50,000, limited to fifty percent of his or her vested account balance. Each loan bears interest at prime plus 1% and is secured by a lien on the borrowing participant's plan account. Repayment is required over a period not to exceed five years or up to 15 years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the twelve investment options consistent with the participant's contribution investment election.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


1.   Establishment and Description of Plan (Continued)

     Payment of Benefits

     Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned. Benefits are payable in accordance with Plan provisions.

     Plan Termination

     While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.   Significant Accounting Policies

     Basis of Accounting

     The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

     Valuation of Investments

     Investments are stated at fair value. The Company stock is valued at its quoted market price. Mutual fund investments are valued at the net asset value, representing the value at which shares of the fund may be purchased or redeemed. Investments in common collective trust funds are valued at the net asset value of shares held by the trust as determined by the investment manager.

     Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

     Contributions

     Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

     Administrative Expenses

     All administrative expenses, including accounting, legal and trustee fees are paid by the Company.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (Continued)

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of twelve funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Income Tax Status

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated June 20, 1995, from the Internal Revenue Service and the Plan administrator believes that the Plan, as amended, continues to qualify and to operate as designed.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


4.   Investments

     Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

     Investments representing 5% or more of the net assets available for plan benefits at December 31, 2001 consist of the following:

                                                                     Current
                                                       Units          Value

     Fidelity Equity Income Fund                     124,592      $ 6,076,371
     Fidelity Aggressive Growth Fund                 447,217        8,506,069
     Fidelity Retirement Money Market Fund         4,322,135        4,322,135
     Fidelity Managed Income Portfolio Fund       10,543,240       10,543,240
     Spartan U.S. Equity Index Fund                  179,553        7,297,046
     Fidelity Investment Grade Bond Fund             533,702        3,917,372


     Net depreciation in the fair value of investments for the year ended December 31, 2001 was as follows:

        Mutual funds                                           $ (8,719,805)
        Common stocks                                               (55,510)
                                                            -----------------
                                                               $ (8,775,315)
                                                            =================



5.      Transactions with Parties-in-Interest

     As of December 31, 2001 and 2000, the Plan held certain securities issued by the Company as follows:

                          December 31, 2001             December 31, 2000
                       ------------------------    --------------------------
                        Number           Fair        Number           Fair
                          of             Value         of             Value
                        Shares                       Shares
     CONMED Corp.
       Common Stock    132,095       $ 2,636,616     87,747        $ 1,502,667

CONMED Corporation                                                    Schedule I
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes
December 31, 2001
--------------------------------------------------------------------------------




                                                                      Fair
Identity of Issue/Description of Investment         Units             Value


   FAM Value Fund                                    29,793         $ 1,077,611
   Fidelity Puritan Fund                            147,550           2,607,210
   Fidelity Equity Income Fund                      124,592           6,076,371
   Fidelity Investment Grade Bond Fund              533,702           3,917,372
   Fidelity Low-Priced Stock Fund                   107,764           2,954,884
   Fidelity Aggressive Growth Fund                  447,217           8,506,069
   Fidelity Diversified International Fund           68,955           1,315,659
   Spartan U.S. Equity Index Fund                   179,553           7,297,046
   Fidelity Managed Income Portfolio             10,543,240          10,543,240
   CONMED Corporation  **                           132,095           2,636,616
   Held in Brokerage Link Account *                       *           5,937,887
   Fidelity Retirement Money Market Fund          4,322,135           4,322,135
   Interest Bearing Cash Accounts                   140,829             140,829
   Participant loans, various interest rates
     and maturities                                                   1,774,881
                                                                     ----------
                                                                    $59,107,810
                                                                     ==========


* See pages 10-25 for detail of assets held in the brokerage link account.
**  Denotes party-in-interest

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                            Shares         Fair Value
--------------------                            ------         ----------

ACE LTD                                          200           $ 8,030

APEX SILVER MINES LTD                            200             2,000

XCELERA COM INC                                  100               205

TRANSOCEAN SEDCO FORFX                            19               643

PACIFIC CENTURN CYBERWORKS                       500               138

ADC TELECOMMUNICATIONS INC                       250             1,150

AOL TIME WARNER                                1,828            58,679

AT & T CORP                                       54               980

A T & T WIRELESS                                  17               244

ACCLAIM ENTMT INC                                201             1,065

ACTRADE FINL                                      80             2,356

ADVANCED MICRO DEVICES INC                       160             2,538

AGILENT TECH INC                                 276             7,869

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                            Shares        Fair Value
--------------------                            ------        ----------


AMERICAN CENTY TRGT MATS                         772            29,238

AMERICAN EXPRESS CO                              150             5,354

AMERICAN INTL GROUP INC                          250            19,850

AMERINDO FDS INC                                 247             1,422

AMGEN INC                                        100             5,644

AMPLIDYNE INC                                     75                59

AMYLIN PHARMACEUTICALS INC                       100               914

ANADARKO PETE CORP                               200            11,370

ANTS SOFTWARE                                    169               289

APPLIED DIGITAL SOLUTIONS INC                    699               301

APPLIED MICRO CIRCUITS                           175             1,981

APPLIED MATERIALS INC                             10               401

ARIBA INC                                        125               770

ARTISAN INTL FUND                              1,117            20,514

ASK JEEVES INC                                    50               170

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                            Shares          Fair Value
--------------------                            ------          ----------


AT HOME CORP                                       41                 --

ATMEL CORP                                      1,000              7,370

AVANTGO INC                                       400                700

AVAYA INC                                          68                826

BANK ONE CORP                                       5                195

BARR LABS INC                                     600             47,616

BEA SYS INC                                       200              3,080

BED BATH & BEYOND INC                             105              3,560

BEYOND COM CORP                                    86                108

BIOMIRA INC                                       150                630

BORG WARNER AUTOMOTIVE                            300             15,675

BRISTOL MYERS SQUIBB CO                        17,453            890,103

BROADBAND HOLDER TR                               100              1,650

BROADCOM CORP                                      20                817

BROADVISION INC                                 3,075              8,426

CMG INFORMATION SVCS INC                        1,650              2,690

CALAMOS INVT TR                                22,308            304,962

CALYPTE BIOMEDICAL CORP                         2,500                463

CARDINAL HEALTH INC                               150              9,699

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares          Fair Value
--------------------                           ------          ----------


Catalina Marketing Corp                           150            5,205

Centura Software Corp                              50                0

CHEVRONTEXACO CORP                                 77            6,900

Ciena Corp                                        550            7,871

Cisco Sys Inc                                   7,043          127,549

CitIGroup Inc                                     341           17,214

Coca-Cola Bottling Co Consolidated                 58            2,196

Commerce One Inc                                1,485            5,301

COREL CORP                                        500              950

Corning Inc                                       300            2,676

Cryo-cell intl inc                                725            3,553

DELL COMPUTER CORP                                560           15,221

DIAMOND OFFSHORE DRILLING INC                     300            9,120

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                             Shares            Fair Value
--------------------                             ------            ----------


DIGITAL LIGHTWAVE INC                              3,815             35,785

WALT DISNEY COMPANY                                  200              4,144

DOUBLECLICK                                          158              1,792

DOVER DOWNS ENTMT INC                                100              1,530

DREYFUS EMERGING LEADERS FUND                        973             33,817

DREYFUS INTL FDS                                   3,373             38,245

DURBAN ROODEPOORT DEEP LTD                         1,225              1,691

E M C CORP MASS                                      325              4,360

EAGLE WIRELESS INTL INC                            2,652              1,618

EDULINK INC                                       30,000                390

ELAN PLC ADR                                         300             13,518

EMACHINES INC                                      1,150              1,173

ENRON CORP                                           300              7,380

ETOYS INC                                            200                  1

EXODUS COMMUNICATIONS INC                            400                  4

F5 NETWORKS INC                                      250              5,385

FIDELITY JAPAN FUND                                  170              1,549

FIDELITY CASH RESERVES                         1,640,281          1,640,234

FIDELITY FINL TR CONV SECS FD                      2,446             48,667

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------

FIDELITY INCOME FD GINNIE MAE                   6,929          75,254

FIDELITY FREEDOM 2020 FUND                        476           5,989

FIDELITY GROWTH COMPANY FUND                       99           5,256

FIDELITY AGGRESSIVE GROWTH FUND                   388           7,388

FIDELITY BLUE CHIP GROWTH FUND                     80           3,447

FIDELITY DIVIDEND GROWTH FUND                   1,579          44,724

FIDELITY SELECT TECHNOLOGY                        458          27,768

FIDELITY SELECT BIOTECHNOLOGY FUND                422          27,493

FIDELITY SELECT BRKG & INVEST FUND                477          21,178

FORD MTR CO                                     1,000          15,720

FOTOBALL USA INC                                  100             330

FOUNDRY NETWORKS                                  300           2,445

FUSION MED TECHNOLOGIES INC                     4,500          25,785

GEMSTAR-TV GUIDE INTL INC                         300           8,310

GENENTECH INC                                     400          21,700

GENERAL DYNAMICS CORP                             200          15,928

GENERAL ELECTRIC CO                             1,437          57,583

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------

GENOME THERAPEUTICS CORP                          100             681

GENUITY INC                                       100             158

GENZYME CORP                                       60             480

GILLETTE CO                                       150           5,010

GLOBALNET FINCL.COM RTS                             0           9,082

GUCCI GROUP N V                                    66           5,603

HANDSPRING INC                                    100             674

HANOVER DIRECT                                 10,000           3,700

HARBOR FD CAP APPRECIATION FD                   1,019          29,791

HARLEY DAVIDSON INC                             1,200          65,172

HARMONIC LIGHTWAVES INC                            75             902

HARRIS ASSOC OAKMARK SELECT FUND                2,640          71,927

HARVARD SCIENTIFIC CORP                         3,800              19

HEWLETT PACKARD CO                                800          16,432

HIGH SPEED NET SOLUTIONS INC                       50              83

HOME DEPOT INC                                    240          12,242

HONEYWELL INTL INC                                200           6,764

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------


HYDROGIENE CORP                                 9,250           4,125

IMAGEX COM INC                                     20              15

INFOSPACE COM                                   7,294          14,953

INHALE THERAPEUTICC SYS                            30             557

INKTOMI CORP                                      800           5,368

INTEGRA LIFESCIENCES CORP                          81           2,134

INTEL CORP                                      2,950          92,769

INTERIORS INC  CL A                             5,000              20

INTERNATIONAL BUSINESS MACH                     1,206         145,930

INTERNATIONAL SPEEDWAY CORP                       100           3,910

INTERNET CAPITAL GROUP INC                        330             399

INTERNET PICTURES CORP                            300             633

INTERNET SEC SYS INC                              100           3,206

INVESCO TELECOMM #39 N/C                          360           5,982

IVAX CORP                                         531          10,694

JDS UNIPHASE CORP                                 444           3,854

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------


JABIL CIRCUIT INC                               1,542          35,034

JANUS OLYMPUS FUND                                 93           2,591

JOHNSON & JOHNSON                               1,200          70,920

JUNIPER NETWORKS INC                              175           3,316

KEITHLEY INSTRS INC                               100           1,690

KENDLE INTL INC                                   900          18,144

LSI LOGIC CORPORATION                             265           4,182

L-3 COMMUNICATIONS HLDGS INC                      150          13,500

LEAR CORP                                         200           7,628

LEVEL3 COMMUNICATIONS INC                         100             500

LILLY ELI & CO                                     40           3,142

LOCH HARRIS INC                                 2,300              71

LOCKHEED MARTIN CORP                              200           9,334

LOOMIS SAYLES BOND FUND                         3,781          39,473

LOWES COMPANIES INC                               500          23,205

LUCENT TECHNOLOGIES INC                         1,198           7,547

MANAGERS FDS BOND FD                            2,103          46,934

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------

MARIMBA INC                                       100             338

MCDATA CORP                                         1              25

MEDIMMUNE INC                                     100           4,635

MEDTRONIC INC                                     350          17,924

MERCK & CO INC                                    200          11,760

MERGER FD SH BEN INT                              672           9,923

MERRILL LYNCH & CO INC                         25,000          25,034

METROCALL INC                                   2,700              65

MICROSOFT CORP                                    544          36,040

MINNESOTA MNG & MFT CO                              3             355

MIRACLE ENTMT INC                              16,628             416

MIRAVANT MED TECHNOLOGIES                       1,452          13,954

MONTGOMERY US FDS II GLBL LS CL R                 666           7,943

MOTOROLA INC DTD                               10,000           9,848

MOTOROLA INC                                    1,948          29,259

NABI                                            1,000          10,320

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------

NQL INC                                         1,000              60

NGR ENERGY INC                                    300           4,650

NX NETWORKS INC                                    50               1

NABORS INDS INC                                   100           3,433

NANOPHASE TECHNOLOGIES CORP                        10              59

NASDAQ 100 TR UNIT SER 1                          463          18,015

NEOFORMA COM INC                                   40           1,166

NETGATEWAY INC                                  4,000           1,320

NEW PLAN EXCEL RLTY TR INC                        300           5,715

NOKIA CORP SPONSORED ADR                        1,202          29,485

NORTEL NETWORKS CORP                              402           2,999

NORTHEAST INVS TR                               3,481          25,868

NORTHROP GRUMMAN CORP                             150          15,122

NOVELL INC                                         50             230

WHITE OAK GROWTH STOCKFUND                         14             530

ONYX PHARMACEUTICALS INC                           60             307

OPENWAVE SYS INC                                  100             979

ORACLE SYS CORP                                 2,710          37,425

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------


ORATEC INTERVENTIONS INC                        1,000           6,470

ORGINAL MEDIA                                  23,000              23

PLX TECHNOLOGY INC                                100           1,261

PMC-SIERRA INC                                  1,300          27,638

PALM INC                                          207             803

PARADYNE CORP                                     300           1,170

PARAMETRIC TECHNOLOGY CORP                        100             781

PEPSICO INC                                       102           4,966

PETROLEUM GEO SVCS A/S SPONSORED ADR              500           3,980

PFIZER INC                                      3,800         151,430

PHILIP MORRIS COS INC                             165           7,565

PLANTRONICS INC                                   175           4,487

PRIMUS TELECOMM GROUP INC                           5               3

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value


PUMA TECHNOLOGY INC                            15,000          38,700

QLOGIC CORP                                       790          35,163

QUALCOMM INC                                      836          42,218

RAMBUS INC                                        390           3,116

RAYTHEON CO  CL B                                 100           3,247

RAZORFISH INC CL A                              1,270             279

REALNETWORKS INC                                  100             594

REALITY WIRELESS NETWORKS INC                      29               7

RED HAT INC                                       750           5,325

REGISTER INC                                      100           1,150

REYNOLDS R J INC                                  300          16,890

RYDEX SER TR                                      173           8,011

SPSS INC                                           33             586

SRI/SURGICAL EXPRESS INC                          500           8,000

SANDISK CORP                                      100           1,440

SAP AG  ADR                                       100           3,193

SCHLUMBERGER LTD                                  100           5,495

SCHWAB CHARLES CORP                               750          11,603

SELECTED AMERN SHS INC                          1,280          39,658

SEZENA SOFTWARE INC                               100           2,174

SHAMAN PHARMACEUTICALS                         44,070             264

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares       Fair Value
--------------------                           ------       ----------


SHE GOT NETWORK INC                               700               0

SILICON VY RESH INC                             2,000             160

SIRIUS SATELLITE RADIO INC                        154           1,791

SONIC AUTOMOTIVE INC                              800          18,752

SPRINT CORP                                        25             502

STRONG EQUITY FDS INC ENTERPRISE FD             1,062          23,515

SUN MICROSYSTEMS INC                            1,921          23,628

SUNBEAM-OSTER INC                                 320              16

SUPERCONDUCTOR TECHNOLOGIES                       190           1,235

SYCAMORE NETWORKS INC                             100             536

TARGET CORP                                       500          20,525

TELAXIS COMMUNICATIONS CORP                       150             108

TELIGENT INC CL A                                  50               0

TEXAS INSTRUMENTS INC                           1,200          33,600

THERMOELASTIC TECH INC                          7,000             420

3DFX INTERACTIVE INC                              200              96

3COM CORP                                       1,105           7,050

TITAN CORP                                        100           2,495

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001



Security Description                           Shares        Fair Value
--------------------                           ------        ----------


TOO INC                                            30             825

TRICON GLOBAL RESTAURANTS                         150           7,380

TYCO INTL LTD                                     640          37,696

UNITED PARCEL SVC INC CL B                        120           6,540

UNIVISION COMMUNICATIONS INC CL A                 300          12,138

VA LINUX SYS INC                                  150             368

VERIZON COMMUNICATIONS                            250          11,865

VERTEL CORP                                        25              17

VERTICAL COMPUTER SYS INC                       1,000              11

VITESSE SEMICONDUCTOR CORP                        120           1,492

WAL MART STORES INC                             1,050          60,428

WALGREEN CO                                       200           6,732

WASHINGTON MUTUAL INC                             300           9,810

WAVE SYSTEMS CORP CL A                            139             311

WEITZ SER FD INC                                1,400          48,007

WELLS FARGO & CO                                  200           8,694

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2001


Security Description                           Shares        Fair Value


WIND RIV SYS INC                                  100           1,791

WORLDCOM INC GA                                 2,120          29,850

WORLDCOM INC WORLDCOM GROUP                        84           1,067

WRIGHT MED GROUP INC                            2,000          35,800

XO COMMUNICATIONS INC                           5,000             400

XYBERNAUT CORP                                    200             476

YAHOO INC                                         113           2,005

ZIMMER HLDGS INC                                1,657          50,605

ZIMMER HLDGS IC ODD LOT TENDER                     57           1,696
                                                            ---------



  TOTAL ACCOUNT MARKET VALUE                               $5,937,887
                                                            =========